Announcement to the Market

Itaúsa, Itaú Unibanco and Duratex again selected as components of BM&FBovespa’s (ISE) Corporate Sustainability Index

Itaúsa – Investimentos Itaú S.A. (for the 6th year) and Itaú Unibanco Holding S.A. (for the 8th consecutive year) are pleased to announce that they have again been selected as components of BM&FBovespa’s Corporate Sustainability Index - 2012/2013 version.

Duratex S.A., controlled company of Itaúsa, has also been included in this select list for the 5th consecutive year.

The new portfolio is made up of 51 shares of 37 companies, representing 16 sectors with an aggregate market value of R$ 1.07 trillion, equivalent to 44.81% of the total market capitalization of companies listed on the BM&FBOVESPA (as at November 26, 2012). This new portfolio will be effective from January 7, 2013 through January 3, 2014.

Created in 2005 by BM&FBovespa in partnership with FGV - EAESP, the Corporate Sustainability Stock Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions. The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business métier.

Similar to the Dow Jones Sustainability Stock Index, the components of the ISE portfolio are reviewed annually based on the results using a careful and specific evaluation methodology. This methodology is designed to evaluate on an integrated basis different aspects of sustainability such as environmental, social and economic-financial elements.

The participation of Itaúsa and Itaú Unibanco in the ISE reflects their long-term commitment to ethical business conduct, transparency, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is critical to maintaining sustained and directed growth for creating value both for our shareholders and also society over the next few years.

São Paulo, December 4, 2012.

HENRI PENCHAS Investor Relations Officer Itaúsa – Investimentos Itaú S.A.	ALFREDO EGYDIO SETUBAL Investor Relations Officer Itaú Unibanco Holding S.A.